FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Commission File Number: 001-33082

HOME INNS & HOTELS MANAGEMENT INC.

Lane No. 421, Chang Ping Road

Jing An District

Shanghai 200041, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

HOME INNS & HOTELS MANAGEMENT INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOME INNS & HOTELS MANAGEMENT INC.

By:	/s/ May Wu
Name:	May Wu
Title:	Chief Financial Officer

Date: August 16, 2007

Exhibit 99.1

Home Inns Announces Its Unaudited Financial Results for the Second Quarter of 2007

Shanghai, August 15, 2007 – Home Inns & Hotels Management Inc. (NASDAQ: HMIN), a leading economy hotel chain in China, today announced its unaudited financial results for the quarter ended June 30, 2007.

Second Quarter 2007 Highlights

•	Total revenues for the quarter increased 67.8% year-over-year to RMB232.2 million (US$30.5 million).

•

Income from operations was RMB37.3 million (US$4.9 million), an increase of 37.4% year-over-year. Excluding share-based compensation expenses, income from operations (non-GAAP) was RMB41.8 million (US$5.5 million), up 50.0% year-over-year.

•	Net income for the quarter was RMB22.7 million (US$3.0 million).

•

EBITDA (non-GAAP), defined as earnings before interest, taxes, depreciation and amortization, was RMB44.4 million (US$5.8 million), representing a 17.1% increase year-over-year. Excluding foreign exchange losses of RMB12.8 million (US$1.7 million) and share-based compensation expenses of RMB4.5 million (US$0.6 million), adjusted EBITDA (non-GAAP) was RMB61.6 million (US$8.1 million), up 59.7% year-over-year.

•	Diluted earnings per share amounted to RMB0.32 (US$0.04), and diluted earnings per ADS were RMB0.64 (US$0.08). Each ADS represents two ordinary shares.

•

During the second quarter of 2007, Home Inns opened 26 new hotels. As of June 30, 2007, the Home Inns hotel chain consisted of 171 hotels in operation with an additional 63 hotels under development, covering 66 cities in China.

•	The occupancy rate for the Home Inns hotel chain was 95% in the second quarter of 2007, compared with 98% during the same period in 2006 and 86% in the previous quarter.

•	RevPAR, defined as revenue per available room, was RMB174 in the second quarter of 2007, compared with RMB182 in the same period in 2006 and RMB151 in the previous quarter.

“We are pleased with our progress this quarter,” said Mr. David Sun, Home Inn’s Chief Executive Officer. “With a solid strategy and strong execution, we are maintaining our leadership position in the economy hotel market in China. We achieved an impressive occupancy rate and RevPAR in the quarter, even as we increased our penetration into second tier cities.”

As of June 30, 2007, the Home Inns hotel chain consisted of 117 leased-and-operated hotels and 54 franchised-and-managed hotels in operation, with an additional 50 leased-and-operated hotels and 13 franchised-and-managed hotels under development, covering 66 cities in China. The average number of rooms per hotel in operation is 120.

Second Quarter 2007 Financial Results

For the second quarter of 2007, Home Inns had total revenues of RMB232.2 million (US$30.5 million), compared with total revenues of RMB138.4 million for the second quarter of 2006, representing a 67.8% increase year-over-year.

Total revenues from leased-and-operated hotels for the second quarter of 2007 were RMB221.8 million (US$29.1 million), compared with RMB134.8 million for the second quarter of 2006, representing a 64.5% increase year-over-year. Home Inns opened 20 new lease-and-operated hotels during the second quarter of 2007.

Total revenues from franchised-and-managed hotels for the second quarter of 2007 were RMB10.4 million (US$1.4 million), compared with RMB3.6 million for the second quarter of 2006, representing a 191.6% increase year-over-year. Home Inns opened 6 new franchised-and-managed hotels during the second quarter of 2007.

Occupancy rate for the entire Home Inns hotel chain was 95% in the second quarter of 2007, compared with 98% in the same period in 2006 and 86% in the previous quarter. The decrease from the same period last year was due to the impact of 27 new hotels opened in the fourth quarter 2006 and 11 new hotels opened in the previous quarter. RevPAR in the second quarter of 2007 was RMB174, compared with RevPAR of RMB182 in the same period in 2006 and RMB151 in the previous quarter.

Total operating costs and expenses for the second quarter of 2007 were RMB181.1 million (US$23.8 million). Total operating costs and expenses excluding share-based compensation expenses (non-GAAP) for the second quarter of 2007 were RMB176.7 million (US$23.2 million), or 76.1% of total revenues, compared to 74.5% in the second quarter of 2006 and 84.6% in the previous quarter. Factors that led to these changes are discussed below.

Total leased-and-operated hotel costs were RMB154.9 million (US$20.3 million), representing 69.8% of the leased-and-operated hotel revenues. Total leased-and-operated hotel costs represented 65.2% of the leased-and-operated hotel revenues for the same quarter in 2006 and 78.0% for the previous quarter. The sequential improvement was due to our increased revenue in the second quarter. The increase in percentage compared to the second quarter of 2006 was primarily due to higher personnel costs as we increased staff level in the second half 2006, as well as larger number of new leased-and-operated hotels, which require some ramp-up time, that we opened over the past two quarters.

Selling and marketing expenses were RMB4.4 million (US$0.6 million), an increase of 97.6% year-over-year and 6.5% sequentially. The increase year-over-year was primarily attributable to more advertising and marketing activities as Home Inns continued to promote its brand and enter new geographic markets.

General and administrative expenses were RMB21.9 million (US$2.9 million). General and administrative expenses excluding share-based compensation expenses (non-GAAP) were RMB17.4 million (US$2.3 million), or 7.5% of the total revenues, compared with 9.4% of the total revenues in the same period of 2006 and 8.0% in the previous quarter. The decrease in percentage this year versus the same period last year resulted from our operating leverage as our revenues grew.

Income from operations for the quarter was RMB37.3 million (US$4.9 million). Income from operations excluding share-based compensation expenses (non-GAAP) was RMB41.8 million (US$5.5 million) or 18.0% of total revenues, compared to 20.1% in the same period of 2006 and 9.6% in the previous quarter. The decrease in operating margin from the same period last year was caused by higher leased-and-operated costs as a percentage of leased-and-operated hotel revenue as described above.

EBITDA (non-GAAP) for the second quarter of 2007 was RMB44.4 million (US$5.8 million). Adjusted EBITDA excluding foreign exchange losses of RMB12.8 million (US$1.7 million) and share-based compensation expenses of RMB4.5 million (US$0.6 million) (non-GAAP) increased 59.7% year-over-year and 82.8% from the previous quarter.

Net income for the quarter was RMB22.7 million (US$3.0 million).

Basic and diluted earnings per share amounted to RMB0.33 (US$0.04) and RMB0.32 (US$0.04), respectively, and basic and diluted earnings per ADS were RMB0.67 (US$0.09) and RMB0.64 (US$0.08), respectively.

Net operating cash flow for the second quarter of 2007 was RMB69.6 million (US$9.1 million). Capital expenditures for the quarter were RMB105.6 million (US$13.9 million).

As of June 30, 2007, Home Inns had cash and cash equivalents of RMB734.6 million (US$96.5 million).

Outlook for Third Quarter 2007

Home Inns expects its total revenues in the third quarter of 2007 to be in the range of RMB 258 million (US$33.9 million) to RMB268 million (US$35.2 million). This forecast reflects Home Inns’ current and preliminary view, which is subject to change.

Conference Call Information

Home Inns’ management will hold an earnings conference call at 9 PM on August 14, 2007 U.S. Eastern Standard Time (9 AM on August 15, 2007 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

China Mainland (toll free):	10.800.130.0399
Hong Kong:	+ 852.3002.1672

U.S. and International:	+ 1.617.614.3669
Pass code for all regions:	HOME INNS

A replay of the conference call may be accessed by phone at the following number until 10 PM on August 21, 2007 U.S. Eastern Standard Time.

International:	+ 1.617.801.6888
Pass code:	34651433

Additionally, a live and archived webcast of this conference call will be available at http://english.homeinns.com.

About Home Inns

Home Inns is a leading economy hotel chain in China based on the number of hotels and hotel rooms, as well as the geographic coverage of the hotel chain. Since Home Inns commenced operations in 2002, it has become one of the best-known economy hotel brands in China. Home Inns offers a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Home Inns’ ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Market under the symbol “HMIN.” For more information about Home Inns, please visit http://english.homeinns.com.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter of 2007 and quotations from management in this announcement, as well as Home Inns’ strategic and operational plans, contain forward-looking statements. Home Inns may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to first parties. Statements that are not historical facts, including statements about Home Inns’ beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our anticipated growth strategies; our future business development, results of operations and financial condition; expected changes in our revenues and certain cost or expense items; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; our ability to hire, train and retain qualified managerial and other employees; our ability to develop new hotels at desirable locations in a timely and cost-effective manner; the expected growth of the Chinese economy hotel market; and Chinese governmental policies relating to private managers and operators of hotels and applicable tax rates.

Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. Home Inns does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of August 15, 2007, and Home Inns undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement Home Inns’ un-audited consolidated financial results presented in accordance with U.S. GAAP, Home Inns uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: total operating expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, income from operations excluding share-based expenses, EBITDA and adjusted EBITDA excluding foreign exchange losses and share-based compensation. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release.

Home Inns believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective and by excluding foreign exchange losses which may not be indicative of its operating performance. Home Inns believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Home Inns’ historical performance and liquidity. Home Inns computes its non-GAAP financial measures using the same consistent method from quarter to quarter. Home Inns believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Home Inns’ management also believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, Home Inns’ management believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of our financial performance. Given the significant investments that Home Inns has made in property, plant and equipment, depreciation and amortization expense comprises a meaningful portion of our cost structure. Home Inns’ management believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Further, foreign exchange losses and share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our financial results. Additionally, EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. Home Inns compensates for these limitations by providing the relevant disclosure of our depreciation and amortization, interest expense and interest income, income tax expense, capital expenditures and other relevant items both in our reconciliations to the U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance. The term EBITDA or adjusted EBITDA is not defined under U.S. GAAP, and EBITDA or adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our EBITDA and adjusted EDITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as we do.

Reconciliations of Home Inns’ non-GAAP financial measures, including EBITDA and adjusted EBITDA, to consolidated statement of operations information are included at the end of this press release.

Contacts

For investor and media inquiries, please contact:

Angela Li

Home Inns & Hotels Management Inc.

Tel:	+86-21-3218-9988*2004
Email:	xlli@homeinns.com

Home Inns & Hotels Management Inc.

Consolidated Balance Sheet Information

	December 31, 2006	June 30, 2007
	RMB (unaudited)	RMB (unaudited)	US$ (unaudited)
ASSETS
Current assets:
Cash and cash equivalents	758,003,839	734,566,547	96,501,123
Restricted cash	—	242,172,900	31,814,622
Accounts receivable	8,902,565	11,197,624	1,471,049
Receivables from related parties	197,788	—	—
Consumables	12,131,304	8,943,302	1,174,895
Prepayments and other current assets	10,529,624	29,214,199	3,837,915
Deferred tax assets, current	5,670,939	6,402,856	841,153

Total current assets	795,436,059	1,032,497,428	135,640,757

Property and equipment, net	458,058,608	588,634,846	77,329,854
Goodwill	32,906,112	65,225,230	8,568,738
Intangible assets, net	3,021,795	15,254,196	2,003,967
Other assets	4,175,804	7,013,406	921,362
Deferred tax assets, non-current	26,420,799	29,548,603	3,881,845

Total assets	1,320,019,177	1,738,173,709	228,346,523

LIABILITIES
Current liabilities:
Accounts payable	8,919,148	7,887,264	1,036,162
Payables to related parties	7,389,990	6,065,419	796,823
Short-term borrowings	124,000,000	146,000,000	19,180,242
Current portion of long-term loan from a related party	10,000,000	—	—
Salaries and welfare payable	22,496,135	20,969,711	2,754,823
Income tax payable	18,399,704	23,542,392	3,092,800
Other taxes payable	4,548,918	5,026,132	660,291
Deferred revenues	18,612,207	22,228,149	2,920,146
Provisions for customer reward program	2,743,366	3,939,439	517,530
Other payables and accruals	106,119,839	134,621,835	17,685,477

Total current liabilities	323,229,307	370,280,341	48,644,294

Deferred rental	44,103,281	57,010,053	7,489,497
Long-term loan from a related party	50,000,000	—	—
Deferred tax liability, non-current	165,074	2,165,693	284,510

Total liabilities	417,497,662	429,456,087	56,418,301

Minority interest	12,782,963	14,616,251	1,920,159

Commitments and contingencies

Shareholders’ equity
Ordinary shares (US$0.005 par value; 200,000,000 shares authorized, 65,712,839 and 68,916,663 shares issued and outstanding as of December 31, 2006 and June 30, 2007, respectively)	2,690,943	2,814,442	369,738

Additional paid-in capital	813,222,265	1,191,761,929	156,563,574
Statutory reserves	23,414,541	23,414,541	3,076,004
Retained earnings	50,410,803	76,110,459	9,998,747

Total shareholders’ equity	889,738,552	1,294,101,371	170,008,063

Total liabilities and shareholders’ equity	1,320,019,177	1,738,173,709	228,346,523

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the noon buying rate of US$1.00=RMB7.6120 on June 30, 2007 in The City of New York for cable transfers of RMB as certified for customs purpose by Federal Reserve Bank of New York.

Home Inns & Hotels Management Inc.

Consolidated Statement of Operations Information

	Quarter Ended
	June 30, 2006	March 31, 2007	June 30, 2007
	RMB	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Leased-and-operated hotels	134,810,655	174,639,597	221,800,557	29,138,276
Franchised-and-managed hotels	3,576,322	8,499,354	10,429,286	1,370,111

Total revenues	138,386,977	183,138,951	232,229,843	30,508,387
Less: Business tax and related surcharges	(7,436,274)	(10,555,565)	(13,780,664)	(1,810,387)

Net revenues	130,950,703	172,583,386	218,449,179	28,698,000

Operating costs and expenses:
Leased-and-operated hotel costs –
Rents and utilities	(37,464,335)	(59,103,797)	(61,300,705)	(8,053,167)
Personnel costs*	(18,790,527)	(29,444,152)	(35,057,988)	(4,605,621)
Depreciation and amortization	(10,651,811)	(16,692,993)	(18,387,838)	(2,415,638)
Consumables, food and beverage	(9,645,284)	(13,564,210)	(18,882,192)	(2,480,582)
Others	(11,380,097)	(17,417,237)	(21,252,031)	(2,791,912)

Total leased-and-operated hotel costs	(87,932,054)	(136,222,390)	(154,880,753)	(20,346,920)
Sales and marketing expenses	(2,214,431)	(4,109,459)	(4,376,591)	(574,959)
General and administrative expenses*	(13,645,310)	(16,334,607)	(21,880,509)	(2,874,476)

Total operating costs and expenses	(103,791,795)	(156,666,456)	(181,137,853)	(23,796,355)

Income from operations	27,158,908	15,916,931	37,311,325	4,901,645
Interest income	223,408	7,055,483	10,499,334	1,379,313
Interest expense	(1,569,845)	(2,541,069)	(2,240,676)	(294,361)
Other non-operating income	1,650,373	238,196	3,113,712	409,053
Foreign exchange gain/(loss), net	18,181	(6,146,310)	(12,752,395)	(1,675,301)

Income before income tax expense, minority interests and share of income of affiliated companies	27,481,025	14,523,230	35,931,300	4,720,349
Income tax expense (Note2)	(6,464,601)	(10,721,776)	(11,035,634)	(1,449,768)
Minority interests	(1,651,386)	(844,354)	(2,153,110)	(282,857)

Net income	19,365,038	2,957,100	22,742,556	2,987,724

Amount allocated to participating preference shareholders	(8,821,657)	—	—	—

Net income available to ordinary shareholders	10,543,381	2,957,100	22,742,556	2,987,724

Earnings per share
— Basic	0.38	0.05	0.33	0.04

— Diluted	0.37	0.04	0.32	0.04

Weighted average ordinary shares outstanding
— Basic	27,399,140	65,829,216	67,942,681	67,942,681

— Diluted	29,235,149	68,979,887	70,875,405	70,875,405

* Share-based compensation expense was included in the statement of operations as follows:
Leased-and-operated hotel costs – Personnel costs	3,019	2,920	2,830	372
General and administrative expenses	685,529	1,720,438	4,465,490	586,638

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the noon buying rate of US$1.00=RMB7.6120 on June 30, 2007 in The City of New York for cable transfers of RMB as certified for customs purpose by Federal Reserve Bank of New York.

Note 2: For the quarter ended March 31, 2007, Income tax expenses included a non-recurring provision of RMB6,096,529 (US$789,379) for deferred tax assets recognised before January 1, 2007, which was resulted from the change of income tax rates for most Chinese enterprises from 33% at the present to 25% effective on January 1, 2008. (for the quarter ended June 30, 2006 and 2007: Nil)

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended June 30, 2007
	GAAP Result	% of Total Revenue	Share-based Compensation	% of Total Revenue	Non-GAAP Result	% of Total Revenue
	RMB		RMB		RMB
Leased-and-operated hotel costs	(154,880,753)	66.7%	2,830	0.0%	(154,877,923)	66.7%
Sales and marketing expenses	(4,376,591)	1.9%	—	0.0%	(4,376,591)	1.9%
General and administrative expenses	(21,880,509)	9.4%	4,465,490	1.9%	(17,415,019)	7.5%

Total operating costs and expenses	(181,137,853)	78.0%	4,468,320	1.9%	(176,669,533)	76.1%

Income from operations	37,311,325	16.1%	4,468,320	1.9%	41,779,645	18.0%

	Quarter Ended June 30, 2007
	GAAP Result	% of Total Revenue	Share-based Compensation	% of Total Revenue	Non-GAAP Result	% of Total Revenue
	US$		US$		US$
Leased-and-operated hotel costs	(20,346,920)	66.7%	372	0.0%	(20,346,548)	66.7%
Sales and marketing expenses	(574,959)	1.9%	—	0.0%	(574,959)	1.9%
General and administrative expenses	(2,874,476)	9.4%	586,638	1.9%	(2,287,838)	7.5%

Total operating costs and expenses	(23,796,355)	78.0%	587,010	1.9%	(23,209,345)	76.1%

Income from operations	4,901,645	16.1%	587,010	1.9%	5,488,655	18.0%

	Quarter Ended March 31, 2007
	GAAP Result	% of Total Revenue	Share-based Compensation	% of Total Revenue	Non-GAAP Result	% of Total Revenue
	RMB		RMB		RMB
Leased-and-operated hotel costs	(136,222,390)	74.4%	2,920	0.0%	(136,219,470)	74.4%
Sales and marketing expenses	(4,109,459)	2.2%	—	0.0%	(4,109,459)	2.2%
General and administrative expenses	(16,334,607)	8.9%	1,720,438	0.9%	(14,614,169)	8.0%

Total operating costs and expenses	(156,666,456)	85.5%	1,723,358	0.9%	(154,943,098)	84.6%

Income from operations	15,916,931	8.7%	1,723,358	0.9%	17,640,289	9.6%

	Quarter Ended June 30, 2006
	GAAP Result	% of Total Revenue	Share-based Compensation	% of Total Revenue	Non-GAAP Result	% of Net Revenue
	RMB		RMB		RMB
Leased-and-operated hotel costs	(87,932,054)	63.5%	3,019	0.0%	(87,929,035)	63.5%
Sales and marketing expenses	(2,214,431)	1.6%	—	0.0%	(2,214,431)	1.6%
General and administrative expenses	(13,645,310)	9.9%	685,529	0.5%	(12,959,781)	9.4%

Total operating costs and expenses	(103,791,795)	75.0%	688,548	0.5%	(103,103,247)	74.5%

Income from operations	27,158,908	19.6%	688,548	0.5%	27,847,456	20.1%

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	June 30, 2006	March 31, 2007	June 30, 2007
	RMB (unaudited)	RMB (unaudited)	RMB (unaudited)	US$ (unaudited)
Net income (GAAP)	19,365,038	2,957,100	22,742,556	2,987,724
Interest income	(223,408)	(7,055,483)	(10,499,334)	(1,379,313)
Interest expenses	1,569,845	2,541,069	2,240,676	294,361
Income tax expense	6,464,601	10,721,776	11,035,634	1,449,768
Depreciation and amortization	10,717,767	16,653,405	18,854,463	2,476,939

EBITDA (Non-GAAP)	37,893,843	25,817,868	44,373,996	5,829,479

Foreign exchange losses (gains), net	(18,181)	6,146,310	12,752,395	1,675,301
Share-based compensation	688,548	1,723,358	4,468,320	587,010

EBITDA excluding foreign exchange losses and share-based compensation (Non-GAAP)	38,564,210	33,687,536	61,594,711	8,091,790

% of total revenue	27.9%	18.4%	26.5%	26.5%

Home Inns & Hotels Management Inc.

Operating Data

	As of and for the quarter ended
	June 30, 2006	March 31, 2007	June 30, 2007
Total Hotels in operation:
Lease-and operated hotels	63	97	117
Franchised-and-managed hotels	19	48	54

Total rooms	9,707	17,417	20,485

Occupancy rate (as a percentage)	97.7%	85.9%	95.2%

Average daily rate (in RMB)	186	176	183

RevPAR (in RMB)	182	151	174